Exhibit 99.1

Wetour Robotics Regains Compliance with Nasdaq Minimum Bid Price Requirement; Matter Closed

Compliance regained within the original 180-day period and without a share consolidation as the Company continues to focus on Orchestra Physical AI commercial execution.

Austin, TX, June 29, 2026 (GLOBE NEWSWIRE) -- Wetour Robotics Limited (NASDAQ: WETO) (“Wetour Robotics” or the “Company”), a Physical AI infrastructure and wearable robotics company, today announced that it received a letter from the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) on June 23, 2026, notifying the Company that it has regained compliance with Nasdaq’s minimum bid price requirement and that the matter is closed.

As previously disclosed, the Company received a deficiency letter from Nasdaq on December 30, 2025, indicating that it was not in compliance with Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”), as the closing bid price of the Company’s ordinary shares had been below $1.00 per share for 30 consecutive business days. In accordance with the Nasdaq Listing Rules, the Company was provided a 180-day compliance period, through June 29, 2026, to regain compliance with the Bid Price Rule.

In its June 23, 2026 notification, Nasdaq stated that the closing bid price of the Company’s ordinary shares had been at or above the minimum requirement of $1.00 per share for 10 consecutive business days, from June 8, 2026 through June 22, 2026. Accordingly, Nasdaq notified the Company that it has regained compliance with the Bid Price Rule and that the matter is now closed.

The Company regained compliance within the original compliance period and without effecting a share consolidation. On May 26, 2026, the Company’s board of directors determined to defer the previously authorized one-for-ten share consolidation as the Company continued to prioritize execution of its Orchestra Physical AI operating system and edge AI commercial roadmap. The shareholder authorization to effect a share consolidation, granted at the extraordinary general meeting on February 27, 2026, remains in full force and effect.

“With this matter closed, our attention remains exactly where we placed it — on Orchestra commercial execution,” said Nan Zheng, Chief Executive Officer of Wetour Robotics. “We regained compliance within the original period and without a share consolidation, while continuing to focus on our Physical AI operating system, edge AI roadmap, developer ecosystem, and partnerships. That is the work that defines the Company, and it is where our focus remains.”

About Wetour Robotics Limited

Wetour Robotics Limited (NASDAQ: WETO) is a Physical AI infrastructure and wearable robotics company developing Orchestra — a portable AI hub and operating system. Orchestra’s sensory modules include VisionLink (computer vision), Conductor (sEMG-based neural gesture recognition), and Spatial Intent Fusion (pointing direction coordinated with neural gesture input). Headquartered in Austin, Texas. Visit www.wetourrobotics.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “focus,” “remains,” “execution,” “roadmap,” “concentrate,” “intends,” “may,” “will,” and similar expressions identify forward-looking statements. Risks and uncertainties include, without limitation: the Company’s ability to maintain compliance with Nasdaq Listing Rule 5550(a)(2) and the other continued listing requirements of the Nasdaq Capital Market; the timing, ratio, and ultimate implementation (if any) of any future share consolidation under the authorization that remains in effect; the Company’s ability to execute its Orchestra Physical AI operating system and edge AI commercial roadmap; the performance, integration, and commercial readiness of VisionLink, Conductor, and Spatial Intent Fusion; and other risks described in the Company’s filings with the Securities and Exchange Commission. There can be no assurance that the Company will maintain compliance with the minimum bid price requirement or other Nasdaq listing standards. Actual results may differ materially. The Company undertakes no obligation to update any forward-looking statements except as required by law.

Investor Relations Contact

Annabelle Li

Investor Relations

ir.annabelle@webus.vip